Exhibit 2





                   [Frequency Electronics, Inc. Letterhead]


                                             PERSONAL & CONFIDENTIAL

                                             November 2, 1999



Mr. Erik van der Kaay
Chief Executive Officer
Datum Inc.
9975 Toledo Way
Irvine, CA 92618-1819

Dear Erik:

            As you know, we have been discussing with you the possibility of a business combination of our companies for some time now. We strongly believe that a merger of Frequency Electronics, Inc. ("Frequency") with Datum Inc. ("Datum") will benefit our respective shareholders, customers and employees.

            Frequency is hereby pleased to offer to acquire all of the common stock of Datum for a price of $10.00 per share in cash. This price is a substantial premium of 41.5% over the average closing price of Datum for the past 20 business days, and we believe it provides exceptional value to the Datum shareholders. We are also open to structuring the consideration either in the form of common stock of Frequency or in a combination of cash and stock.

            We strongly believe that the combination of our companies will form a global leader in time and frequency products and systems for wireless, wireline, Internet and space applications. A combination would form the basis to leverage each company's well respected name and position, technical and manufacturing expertise, and product offerings. It is clear that such a combination would enable us to be more competitive and would allow us to address the needs of our customers more efficiently.

            As you know, Frequency has been a leader in designing, developing, manufacturing and marketing of precision, time and frequency control products and systems for many years. We currently have approximately $40 million in cash and marketable securities, total assets of approximately $80 million, no debt and a market capitalization of approximately $70 million.

Mr. Erik van der Kaay
November 2, 1999
Page 2


            We believe that you, your executive team, and your employees will be able to assist in the expansion and diversification of the combined Datum/Frequency enterprise. Assuring continuity in this regard is important to us.

            Our proposal is subject to Frequency being afforded the opportunity to, and our being satisfied with the results of, a due diligence review of Datum. We and our advisors are prepared to commence such a review promptly.

            We have retained TM Capital Corp., a New York investment banking firm, as our financial advisor in connection with this transaction. Our legal advisor is Mr. Dennis Block of Cadwalader, Wickersham & Taft. We are fully prepared to move forward expeditiously to complete this transaction.

            If you have any questions about our offer, please feel free to call us at (516) 794-4500, Paul Smolevitz of TM Capital Corp. at (212) 809-1416, or Dennis Block at (212) 504-5555. We would appreciate your prompt response to this offer.

                                        Very truly yours,


                                        /s/ Martin B. Bloch
                                        Martin B. Bloch
                                        President and Chief Executive Officer

                                        /s/ Joseph P. Franklin
                                        Joseph P. Franklin
                                        Chairman of the Board

cc:   Board of Directors, Datum Inc., copies provided